UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 16, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

United Continental Holdings, Inc.

File No. 001-06033 - CF#28946

United Air Lines, Inc.

File No. 001-11355 - CF#28946

Continental Airlines, Inc.

File No. 001-10323 - CF#28946

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United Continental Holdings, Inc., United Air Lines, Inc. and Continental Airlines, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on October 25, 2012.

Based on representations by United Continental Holdings, Inc., United Air Lines, Inc. and Continental Airlines, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through October 25, 2022
Exhibit 10.2	through October 25, 2022
Exhibit 10.3	through October 25, 2022
Exhibit 10.4	through October 25, 2022
Exhibit 10.5	through October 25, 2022
Exhibit 10.6	through October 25, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel